

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 2, 2007

Mr. W. King Grant
Executive Vice President and Chief Financial Officer
Gasco Energy, Inc.
8 Inverness Drive East, Suite 100
Englewood, Colorado 80112

> **Re: Gasco Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 1- 32369**

Dear Mr. Grant:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   In the review of your filing for Fiscal Year 2006, we noted your April 29, 2005
        supplemental response to our April 20, 2005 comment letter regarding the review
        of your Form 10-K for the Fiscal Year 2004.   In this response, you stated you
        would comply with comments 1, 2, 9 and 12 in future filings. Please tell us how
        you have complied with each of these prior comments in the Form 10-K for the
        Fiscal Year Ended December 31, 2006, or amend this filing to comply with these
        prior comments.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies

Oil and Gas Properties, page 57

2.   You have disclosed that your full cost pool was not impaired as of December 31,
        2006, based on increased oil and gas prices subsequent to year end. Tell us what
        date was selected for the ceiling recomputation and why this date bears a logical
        relationship to the filing date of the affected financial statements. Also, tell us
        whether or not the date selected is consistent from period to period. We may have
        further comment.

Engineering Comments

Risk Factors, page 9

The volatility of oil and gas prices could have a material adverse effect on our business,
page 9

3.   Risk factors should be as specific to you as possible. Please revise to include the
        price of gas at year end 2006 compared to the previous period and that this
        resulted in a downward revision in your proved reserves of 63%. Also report, if
        true, that unless the price increases you will be unable to economically develop
        most of your acreage, unless costs also decline materially.

Our oil and gas reserve information is estimated, page 11

4.   Please revise to include in this risk factor that you have revised your reserves
        downward by 36%, 33% and 63% in each of the last three years.

Our officers and directors are engaged in other businesses, page 18

5.   Please revise to include the percentage of time each person spends on company business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

6.   Revise to expand your disclosure on how the current gas price will affect your 2007 development plans and the fact that most of your previously booked proved undeveloped reserves are uneconomic at the 2006 end of year gas price.

Critical Accounting Policies and Estimates, page 39

Oil and Gas Reserves, page 40

7.   Please expand your disclosure to include the SEC definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

Notes to Consolidated Financial Statements, page 55

Supplemental Oil and Gas Reserve Information, page 88

8.   We note that you have reported very few proved undeveloped reserves. Tell us why you believe you do not have proved undeveloped reserves directly offsetting more of the 97 wells you have an interest in. Reconcile the fact that you report very few proved undeveloped reserves with the fact that you currently have three rigs under contract in the Uinta Basin and will take delivery on a fourth rig at the end of March 2007 and have budgeted $40 million in capital expenditures in 2007 which include the drilling of ten wells in your Riverbend project.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief